MERGER AGREEMENT

This Merger Agreement (the "Agreement") is entered into by and between the trustees of the UNITE HERE National Retirement Fund (the "NRF Trustees"), and The Dixie Group, Inc., as plan sponsor of the Masland Carpets, Inc. Bargaining Employees Pension Plan (the "Masland Plan Sponsor").

RECITALS

WHEREAS, after careful consideration both the Masland Plan Sponsor and the NRF Trustees have determined that a merger of the Masland Carpets, Inc. Bargaining Employees Pension Plan (the "Masland Plan"), an employee pension benefit fund exempt from taxation under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), into the UNITE HERE National Retirement Fund (the "NRF," and together with the Masland Plan, the "Plans"), an employee pension benefit fund exempt from taxation under Section 401(a) of the Code, is in the best interests of participants and beneficiaries of the Plans, for reasons including, but not limited to, economies of scale in the administration of a merged plan and improved investment opportunities;

WHEREAS, the Masland Plan Sponsor is authorized by the Masland Carpets, Inc. Bargaining Employees Pension Plan Trust Agreement, and the NRF Trustees are authorized by the Agreement and Declaration of Trust of the NRF, to merge the Masland Plan into the NRF; and

WHEREAS, the Masland Plan Sponsor and the NRF Trustees have determined that the NRF shall be the surviving legal entity for all purposes, including under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and other applicable laws.

NOW, THEREFORE, the parties hereto agree as follows:

1.   The effective date of the merger is December 29, 2007 (the "Merger Date").

2.   On the Merger Date, all participants and beneficiaries in the Masland Plan and those who, but for such merger, would have otherwise been participants or beneficiaries in the Masland Plan (each a "Masland Plan Participant"), shall be and become participants or beneficiaries in the NRF. On the Merger Date, each Masland Plan Participant shall be eligible prospectively for benefits in accordance with the plan document for the NRF in effect immediately prior to the Merger Date.

3.   On the Merger Date, each participant in the pre-merged NRF shall be eligible for benefits in accordance with the plan document for the NRF in effect immediately prior to the Merger Date.

4.   With respect to both the Masland Plan and the NRF, no participant's or beneficiary's accrued benefit will be lower immediately after the Merger Date than the benefit immediately before that date.

5.   As of the Merger Date, the Masland Plan Sponsor shall transfer, or shall cause the trustee of the Masland Carpets, Inc. Bargaining Employees Pension Plan Trust Agreement to transfer, as applicable, to the NRF all the property and estate of the Masland Plan, including, but not limited to, the accounts receivable, income, revenue, investments, bank accounts, records, legal rights and holdings of the Masland Plan, together with the right to receive contributions or other obligations due from any employer contributing to the Masland Plan, pursuant to a collective bargaining or other agreement. This Agreement shall constitute the authority and direction to effect such transfer.

6.   As of the Merger Date, the NRF shall assume the obligations to pay all benefits then due and payable under the Masland Plan or which shall thereafter become due and payable under the Masland Plan to Masland Plan Participants, and shall also assume liability for all debts and obligations of the Masland Plan.

7.   On or before January 15, 2008, the Masland Plan Sponsor shall make to the Masland Plan trust account at SunTrust Bank, and the Masland Plan trust account at SunTrust Bank shall receive, a lump-sum payment of $205,000.00, which the parties agree is the amount necessary to fully amortize the unfunded past service liability of the Masland Plan.

8.   The NRF shall purchase fiduciary liability insurance for the Masland Plan Sponsor in the amount of $1,000,000 to cover liability arising from service as fiduciaries of the Masland Plan of the persons or entities serving as fiduciaries of such plan. Such coverage will remain in effect for six (6) years following the Merger Date. The fiduciary liability insurance provided under this Paragraph 8 shall, in the NRF's sole discretion, be either: (a) a tail to the Masland Plan's current fiduciary liability policy; or (b) a rider to the NRF's policy.

9.   The Masland Plan Sponsor hereby affirms that it has disclosed to the NRF any actions, suits, proceedings, hearings, or investigations, or threats thereof, of which it has knowledge pending against or relating to the Masland Plan by the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or the Internal Revenue Service, as well as any claims or lawsuits by any individual or entity against the Masland Plan that may adversely affect the merger, and represents and warrants that it has no such disclosures to make.

10.   The NRF Trustees hereby affirm that they have disclosed to the Masland Plan, on Exhibit A annexed hereto, any actions, suits, proceedings, hearings, or investigations, or threats thereof, of which they have knowledge pending against or relating to the NRF by the U.S.

Department of Labor, the Pension Benefit Guaranty Corporation or the Internal Revenue Service, as well as any claims or lawsuits by any individual or entity against the NRF that may adversely affect the merger.

11. The Masland Plan Sponsor hereby represents and warrants to the NRF as follows:

(a) that the Masland Plan complies in all respects, and has been operated in compliance with the requirements of ERISA, the Code and all other applicable laws, rules and regulations and has been operated, maintained, and administered in compliance with the terms of the plan document(s) for the Masland Plan, except to the extent that any such failure is an "insignificant failure" as described by Rev. Proc. 2006-27; and

(b) neither the Masland Plan Sponsor nor the Masland Plan has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or, to the knowledge of the Masland Plan Sponsor, engaged in any transaction that would reasonably be expected to result in such liability or penalty or, to the knowledge of the Masland Plan Sponsor, engaged in any transaction that constitutes a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

(c) the plan document for the Masland Plan in effect immediately prior to the Merger Date is in the form annexed hereto and marked as Exhibit B and has not been modified or amended.

12. The NRF Trustees hereby represent and warrant to the Masland Plan as follows:

(a) that the NRF complies in all respects, and has been operated in compliance with the requirements of ERISA, the Code and all other applicable laws, rules and regulations and has been operated, maintained and administered in compliance with the terms of the plan document(s) for the NRF, except to the extent that any such failure is an "insignificant failure" as described by Rev. Proc. 2006-27; and

(b)	neither the NRF Trustees nor the NRF has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or, to the knowledge of the NRF Trustees, engaged in any transaction that would reasonably be expected to result in such liability or penalty or, to the knowledge of the NRF Trustees, engaged in any transaction that constitutes a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

(c)	The plan document for the NRF in effect immediately prior to the Merger Date is in the form annexed hereto and marked as Exhibit C, and no modifications or amendments thereto, if any, shall take effect prior to the Merger Date.

13.	The Plans' professionals, including, but not limited to, the Plans' administrator, counsel, consultant, actuary and accountant shall take all actions necessary or appropriate to carry out the full intent and purposes of this Agreement.

14.	The method for determining withdrawal liability is described in Exhibit D hereto.

15.	The membership of the NRF Board of Trustees shall not be affected by the merger of the Masland Plan with and into the NRF.

16.	This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

17.	Any communication required or permitted by this Agreement shall be deemed properly given if mailed with first class postage prepaid to the following:

If to the NRF:

UNITE HERE National Retirement Fund
6 Blackstone Valley Place, Suite 302
Lincoln, Rhode Island 02865
Attn: Richard N. Rust

With a copy to:

Ronald E. Richman, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

If to the Masland Plan Sponsor:

The Dixie Group, Inc.
2208 South Hamilton Street
Dalton, Georgia 30720
Attn: W. Derek Davis, Vice President, Human Resources

With a copy to:

Lovic A. Brooks, III, Esq.
Brooks Law Firm, LLC
1122 Lady Street, Suite 1025 (29201)
P.O. Box 136
Columbia, South Carolina 29202

IN WITNESS WHEREOF, the parties hereto have herewith set their

hands and direct that it be filed with the records of each of the NRF Board of Trustees and the

Masland Plan Sponsor.

The Dixie Group, Inc., As Plan Sponsor
of the Masland Carpets, Inc.
Bargaining Employees Pension Plan   **UNITE HERE National Retirement Fund**

By: /s/ Daniel K. Frierson   By: /s/ Richard N. Rust
Name: Daniel K. Frierson   Name: Richard N. Rust
Title: Chairman of the Board and   Title: Fund administrator
         Chief Executive Officer

Date: December 28, 2007   Date: December 28, 2007

Exhibit A

Description of *American Cleaners* Litigation

American Cleaners and Laundry Co., Inc. ("American Cleaners"), a contributing employer to the NRF, commenced an action against the NRF and other defendants in the United States District Court for the Eastern District of Missouri on December 2, 2005. American Cleaners has two groups of employees covered by collective bargaining agreements providing for pension contributions: employees represented by the former Textile Processors, Service Trades, Health Care, Professional and Technical Employees International Union Local 161 (the "Local 161 Group"), and employees represented by the Textile Processors, Service Trades, Health Care, Professional and Technical Employees International Union Local 108 (the "Local 108 Group"). Both groups contributed to the Local No. 108 Pension Fund before that fund merged into the NRF in 2005. American Cleaners ceased contributing to the Local 108 Fund on behalf of its Local 161 Group in late 2004.

The complaint alleges that American Cleaners never agreed to contribute to the Local 108 Fund on behalf of its Local 161 Group. Instead, American Cleaners alleges that it believed that a Local 161 Pension Fund had been established, and that it was contributing to that fund for the Local 161 Group. There never was and is not a Local 161 Pension Fund. American Cleaners alleges violations of the Taft Hartley Act and federal common law unjust enrichment against the NRF (as successor to the Local 108 Fund) for retaining contributions made to the Local 108 Fund for the Local 161 Group.

The NRF, along with the other defendants, moved to dismiss the action in its entirety. On March 20, 2007, the Court dismissed, with prejudice, all claims asserted by American Cleaners, except for the claim of federal common law unjust enrichment against the NRF. On April 19, 2007, American Cleaners moved for a separate judgment pursuant to Rule 54(b) of the Federal Rules of Civil Procedure with regard to the Taft Hartley Act claims asserted against the non-NRF defendants. Also on April 19, 2007, the parties held a scheduling conference under Rule 16 of the Federal Rules of Civil Procedure. On April 23, 2007, American Cleaners moved to strike various affirmative defenses that the NRF asserted in its answer to the complaint. On October 17, 2007, the Court denied American Cleaners' motion for a separate judgment and its motion to strike the affirmative defenses.

Exhibit B

[NOT FILED HEREWITH]

Exhibit C

[NOT FILED HEREWITH]

Exhibit D

UNITE HERE National Retirement Fund

Details Regarding Allocation of Withdrawal Liability

The method for determining the Employer's allocable share of its unfunded vested benefits under the Fund during or after the "Initial Plan Year" (as defined below) of any merger involving the Fund shall be the sum of:

(1)   the difference (either positive or negative) between the fair market value of the assets of the prior plan and the present value of nonforfeitable benefits under the prior plan determined as of the last day immediately preceding the "Initial Plan Year" (the "Prior Plan Amount"). The Prior Plan Amount shall be amortized at the rate of five percent (5%) per year for ten (10) years, and fifty percent (50%) in year eleven (11), commencing as of the beginning of the "Initial Plan Year" (i.e., leaving one hundred percent (100%) at the beginning of the Initial Plan Year, ninety-five (95%) at the end of the Initial Plan Year, etc.). This eleven-year amortization period from the "Initial Plan Year" that applies to all mergers taking place within a plan year of the Fund will not be reset by Fund mergers that occur in subsequent years; and

(2)   the amount set forth in 29 C.F.R. § 4211.33(c), except that references in § 4211.33(c)(1)(ii) to paragraph "(b)" of § 4211.33 shall instead be made to paragraph (1) hereof. In no case, however, shall the unfunded vested benefits allocated to an Employer in any plan year be less than zero.

In the event the Employer withdraws from the Retirement Fund after the merger but before the first day of the "Initial Plan Year," that Employer's unfunded vested benefits shall be determined as of the last day of the prior plan's last complete plan year preceding the merger or, if such day is coincident with the date of the merger, that day. In the event that an Employer withdraws from the Fund during the Initial Plan Year, that Employer's withdrawal liability shall be determined by calculating the Employer's unfunded vested benefits as of the last day of the plan year immediately preceding the Initial Plan Year. An Employer's unfunded vested benefits as of the last day of the plan year immediately preceding the Initial Plan Year shall be the difference between (1) the prior plan's assets as of the day immediately preceding the first day of the Initial Plan Year, which shall be defined as the assets of the prior plan as of the merger date, plus contributions attributable to the Employer in the prior plan for the period between the merger date and the beginning of the Initial Plan Year, less the benefit payments attributable to the participants of the prior plan for the period between the merger date and the beginning of the Initial Plan Year, plus a pro rata share of the asset return net of all expenses (such pro ration shall be based on the average amount of assets invested by the prior plan); and (2) the prior plan's vested liabilities as of the day immediately preceding the first day of the Initial Plan Year, which shall be those liabilities directly attributable to participants of that prior plan, except in the case of vested participants who did not participate in any prior plan and are brought into the merged plan after the merger date but before the first day of the Initial Plan Year, in which case such vested liabilities as of the day immediately preceding the Initial Plan Year shall be allocated based on each prior plan's directly attributable liabilities.

The "Initial Plan Year" is the merged plan's first complete plan year. The "Initial Plan Year" shall commence on the January 1 of the next plan year immediately following the effective date of any merger occurring during a plan year.

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Upon receipt of timely payment of the amount set forth in Paragraph 7 of this Agreement, and based on the information provided to the NRF by the Masland Plan, the "Prior Plan Amount" with respect to the Dixie Group, Inc. is $0.